T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

April 28, 2009 TSX-V Trading symbol: LVN
 Berlin & Frankfurt:  LO9

GRANT OF STOCK OPTIONS

Levon Resources Ltd. (the “Company”) announces that it has granted incentive stock options for the purchase of up to 500,000 common shares at a price of $0.25 per share exercisable on or before April 28, 2014 to directors, officers, consultants, and employees of the Company.

The options are subject to a stock option plan.

ON BEHALF OF THE BOARD

“Ron Tremblay”
______________________________
Ron Tremblay
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.